UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005	Commission File No.: 1-31349

THE THOMSON CORPORATION

(Translation of registrant’s name into English)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION

	By:	/s/ Deirdre Stanley
		Name:	Deirdre Stanley
		Title:	Senior Vice President and General Counsel

Date: July 25, 2005

EXPLANATORY NOTE

The following exhibit was filed today with the Canadian securities regulatory authorities pursuant to National Instrument 58-101.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Thomson Code of Business Conduct and Ethics